                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*



                                MGM GRAND, INC.
________________________________________________________________________________
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)


                                   552953101
        _______________________________________________________________
                                (CUSIP Number)

                           Richard E. Sobelle, Esq.
                             Tracinda Corporation
                          150 Rodeo Drive, Suite 250
                        Beverly Hills, California 90212
                                (310) 271-0638
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 3, 1998
        _______________________________________________________________
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 552953101                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kirk Kerkorian
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               36,239,822 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             -0- shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                36,239,822 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                             -0- shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          36,239,822 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          69.7%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
** After giving effect to the Company's tender offer which expired on July 31, 1998.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 552953101                                      PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tracinda Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               32,345,416 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             -0- shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                32,345,416 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                             -0- shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          32,345,416 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           62.2%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
** After giving effect to the Company's tender offer which expired on July 31, 1998.

     This Amendment No. 8 amends and supplements the Statement on Schedule 13D (as previously amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of MGM Grand, Inc., a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian and Tracinda Corporation, a Nevada corporation ("Tracinda"). Terms used herein and not defined in this Amendment have the meaning set forth in the Schedule 13D.

     1. Item 2 "Identity and Background" of the Schedule 13D is hereby amended to change the address of Tracinda's executive offices as follows:

              150 Rodeo Drive, Suite 250
              Beverly Hills, California 90212

     2. Item 4 "Purpose of Transaction" and Item 5 "Interest in Securities of the Issuer" of the Schedule 13D are hereby amended to add the following information:

         Pursuant to a tender offer by the Company, which expired on July 31, 1998, the Company is acquiring 6,000,000 shares of its Common Stock. As a result of such tender offer, the aggregate percentage of Common Stock held by Mr. Kerkorian and Tracinda will increase from approximately 62.5% of the outstanding shares to approximately 69.7% and the percentage ownership of Tracinda will increase to approximately 62.2%. Depending upon market conditions and subject to compliance with all applicable laws, Tracinda may seek to increase its ownership of Common Stock through purchases in the open market, in private transactions, through tender offers or otherwise. Tracinda and Mr. Kerkorian do not intend to engage in any transactions which would result in the Company's Common Stock being held of record by less than 300 persons or not being listed on the New York Stock Exchange.

     3. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule 13D.

                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             TRACINDA CORPORATION


Date: August 3, 1998                         By: /s/ ANTHONY L. MANDEKIC
                                                 -----------------------
                                                     Anthony L. Mandekic
                                                     Secretary/Treasurer